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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K on 5 March 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Enclosure:

—
Press release 5th March 2003 ORANGE FULL YEAR 2002 FINANCIAL RESULTS

5 March 2003

ORANGE FULL YEAR 2002 FINANCIAL RESULTS

Gathering momentum and increasing financial strength

  •
  EBITDA grew 51% to over €5.1 billion

  •
  First full year net profit (before exceptional items), a profit of €633 million, equivalent to €0.13 per share

  •
  €1.5 billion improvement in earnings, before exceptional items

  •
  Positive net cashflow generated in Q4 2002

  •
  Positive ARPU trends established

  •
  On track to deliver TOP plan savings and objectives

Group financial highlights(1)(2)

  •
  Recurring network revenues increased 14% to €15.5 billion. Total revenues were €17.1 billion, up 11% on 2001.

  •
  EBITDA increased 51% to €5.1 billion, well ahead of expectations.

  •
  EBITDA margin on Group recurring network revenues was 33% (25% in 2001).

  •
  Operating profit increased 85% to €2.8 billion, a margin on recurring network revenues of 18% (11% in 2001).

  •
  First full year net profit (before exceptional items), a profit of €633 million. This reflects a €1.5 billion improvement on the €885 million loss in 2001, and positive earnings per share of €0.13 (2001: loss per share of €0.18).

  •
  Exceptional items net of tax totalled €5.2 billion in 2002. These comprised impairment and other related charges of €4.7 billion, and other non-recurring items of €439 million. Of the latter, €252 million related to the exceptional closure costs of the Group's Swedish operation and €254 million to other exceptional restructuring items, offset by a tax credit of €67 million.

  •
  Funds generated from operations increased 65% to €4.0 billion.

  •
  Net debt reduced by 6% to €5.9 billion (2001: €6.2 billion). If Orange had not entered into vendor financing and securitisation agreements, total indebtedness at the year end would have been €7.0 billion (2001: €6.5 billion).

  •
  The Group generated positive net cashflow in Q4 2002, leading Orange to believe that it has probably passed the point of peak funding.

Exceeding previous targets

Orange has exceeded, or is well on track to exceed, all of its previous financial targets.

  •
  Orange France(3) had been targeted a 40% EBITDA margin(22) by 2003 or 2004. At 41%, the 2002 results are already beyond this.

  •
  Orange UK had been targeted a 35% EBITDA margin by 2003 or 2004. Its EBITDA margin jumped from 28% in 2001 to 34% in 2002.

  •
  For Orange's Rest of World operations, the established businesses (in Slovakia, Romania and Belgium) had been targeted a collective EBITDA margin of 35% by 2003. Their EBITDA margin in 2002 was well over 40%, a substantial increase from the 31% reported in 2001. Including Egypt for the second half of 2002, the collective EBITDA margin for the established businesses was 43%.

  •
  The developing businesses (Switzerland, Netherlands and Denmark) also beat expectations with a very strong performance. They had been targeted to be collectively EBITDA positive by 2003, but achieved this in 2002, with a collective EBITDA contribution of €32 million (negative €330 million in 2001).

TOP—Total Operating Performance

In December, Orange announced its strategic review programme, building upon and accelerating the restructuring initiatives begun during the first half of 2002. Orange is confident this will generate between €5 billion and €7 billion of additional cashflow between 2003 and 2005. The early stages of this programme are progressing well, and focus on maximising the operating performance of our existing footprint; securing the full benefits of integration; leveraging and maintaining our network advantage; taking advantage of the full potential of 2 1/2G; and reinforcing financial discipline and accountability.

Jean-François Pontal said:

"Orange continues its record of outperformance. Our financials are ahead of all forecasts made at the time of our flotation only two years ago—and they are ahead by a long way. We are gathering momentum and increasing financial strength. The plans we have announced will reinforce this."

Graham Howe said:

"Orange has already largely achieved the margin targets it set for 2003 to 2004, and reached peak funding significantly earlier than forecast, at a substantially lower level than expected. On current trends, by 2005, Orange could be debt free. We are now focused on driving our advantage of scale as an integrated group, and through our relationship with France Telecom."

Sol Trujillo, who became Chief Executive Officer on Monday, said:

"I have nothing but praise for Orange, the team and what it has achieved. I am arriving at a business with an impressive record, an impressive performance and an impressive potential. I intend to build on that to deliver even greater strength—both financial and strategic.

"The future's bright, the future's Orange."

For further information, please contact:

Orange SA	Tel: 00 44 (0) 20 7984 1691
David Smyth, Group Director of Strategic and Investor Services
Orange Media Centre	Tel: 00 44 (0) 20 7984 2000
Denise Lewis, Group Director of Corporate Affairs
Niamh Byrne, Head of UK PR & Sponsorship
France Telecom	Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom
Citigate Dewe Rogerson	Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle	Tel: 00 44 (0) 7973 611 888

London and Paris, 5 March 2003:

Financial Details(1)(2)

Profit and Loss Account

Orange's total revenues grew 11% to €17,085 million (2001: €15,330 million), outstripping customer growth. EBITDA(10) grew 51% to €5,146 million, well ahead of expectations and representing a margin on recurring network revenues(7) of over 33% (25% in 2001). This reflects very strong margin growth in Orange's core markets and a dramatic five-fold increase in EBITDA from the Rest of World operations(11).

Recurring network revenues increased 14% to €15,488 million, and accounted for 91% of total revenues.

Driven by this, operating income grew 85% to €2,782 million.

Interest expense fell to €419 million from €436 million in 2001, reflecting the decrease in net debt and a fall in global interest rates.

Orange's share of net losses in its affiliates decreased to €385 million, reflecting the write-down of its investment in MobilCom to zero at the end of 2001. The majority of the 2002 charge related to Orange's share of the net losses in Wind, while the remainder related to start-up losses in TA Orange in Thailand.

After these items, Orange recorded an annual profit before tax, goodwill amortisation and minority interests of €1,910 million, more than four times the €432 million recorded in 2001.

Tax increased to €811 million in 2002 due to an increase in taxable profits across the Group, partially offset by a rate reduction in France and recognition of a deferred tax asset in Belgium. The Group's effective tax rate improved from 68% in 2001 to 35% in 2002.

Goodwill amortisation fell to €295 million driven by the write-off of goodwill in respect of MobilCom in 2001 and Wind in H1 2002. Minority interest charges increased to €171 million, due to higher profitability in non-wholly owned subsidiaries.

After these items, Orange recorded its first annual net profit (before exceptional items), a profit of €633 million, a €1.5 billion improvement over the €885 million loss in 2001.

In 2002, the Group recorded exceptional items of €5,169 million, of which €4,730 million related to impairment and other related charges and a net €439 million of exceptional costs related to the restructuring of the Group. Within the impairment charges, €3,038 million related to a write-down in the value of Orange's 26.6% shareholding in Wind. This followed a strategic review by Orange of its investment portfolio at the end of 2002. The write-down was calculated based on the respective fair values of Wind's mobile and fixed line activities.

In addition, Orange wrote down the value of its investment in Dutchtone in the Netherlands by €1,324 million. The remaining impairment charges related to the write-down of investments in other Rest of World territories and the Group's OrangeWorld ventures.

Exceptional costs totalling €439 million, net of a tax credit of €67 million, comprised €252 million in respect of Orange's withdrawal from the Swedish market, and €254 million related to costs and provisions associated with the Group's restructuring plans announced in December. These items comprised redundancy and closure costs, write-off of fixed assets and costs incurred in connection with discontinued projects.

After these exceptional items, the Group recorded a net loss of €4,536 million.

Balance Sheet

At 31 December 2002, shareholders' equity was €13,709 million and net debt was €5,870 million (2001: €6,214 million). In the absence of vendor financing and securitisation agreements, total indebtedness at 31 December 2002 would have been €6,983 million (2001: €6,448 million). Total assets were €28,824 million.

Cash Flow

Funds generated from operations increased 65% to €4,035 million (2001: €2,448 million).

Total cash outflow on capex was €3,573 million, including €35 million for a 3G licence in Slovakia.

Cash of €297 million was drawn under the vendor financing facilities and €582 million received from a programme to securitise trade receivables in the UK and French businesses. This securitisation programme was begun in December 2002.

Cash outflow on financial investments totalled €834 million, arising primarily from the acquisition of a 71.25% stake in MobiNil (cash consideration of €324 million) in July 2002, the transfer of a shareholder loan in Wind (€236 million) from France Telecom to Orange, additional shareholder loans (€108 million) granted by the Group to Connect Austria and capital increases of €48 million and €69 million respectively in Wind and BITCO (in Thailand).

The result was the Group's first positive net cash contribution, an inflow of €515 million, compared to a net cash outflow of €1,125 million in 2001. After foreign exchange and other non-cash impacts totalling €171 million, net debt decreased by €344 million, compared to an increase of €1,176 million in 2001.

If Orange had not drawn down vendor financing and entered into a securitisation programme, total indebtedness would have increased by €535 million over 2001, to €6,983 million. However, on the same basis, total indebtedness decreased by €81 million in Q4 2002, and cash generation is expected overall to be increasingly positive moving forwards. We therefore believe that we are around the point of peak funding.

Capital Expenditure (excluding licences)

Capital expenditure (excluding licences)(13) for the Group decreased to €3,282 million (2001: €3,459 million), and was more than 1.5 times covered by EBITDA.

In France, capital expenditure was down marginally to €803 million, while in the UK, capital expenditure declined 10% to €1,145 million. In the Rest of World, capital expenditure was €1,334 million (2001: €1,367 million).

Following the measures announced in December 2002, Orange believes that over the period 2003 to 2005, capital expenditure will be between €7 billion and €8 billion, around €3 billion lower than its previous forecast.

The results for 2002 give a capex to turnover ratio of 19%, compared with 23% in 2001.

Key Business Drivers

Operating in increasingly highly penetrated markets, the Group customer base nevertheless grew by 9% in 2002 to a total of 44.4 million customers.

In Orange's core markets, the focus has been to attract and retain higher value customers. The share of growth accounted for by contract customers doubled year on year in both France and the UK (from 45% to 89% and 27% to 52% respectively).

Across the Group, the proportion of customers on contract tariffs increased to 42.5% (from 40.8% at the end of 2001).

Within the UK, the increasing maturity of customers and the improved mix, helped increase average revenues. Average revenue per contract user ("ARPU")(8)(9) continued to increase, and, for the first year ever, ARPU rose for the prepay base and the overall customer base as well.

In the UK, average revenues per customer were £259 for the year, an increase of 5.7% on the £245 in 2001. Of this, £222 (£217 in 2001) was from voice traffic and £37 (£28 in 2001) was from usage of non-voice services.

This was the first time that an increase in Orange UK's average voice ARPU had been achieved. Over the whole year, the increase to £222 was 2.3%, but taken from the point of inflection in Q1 2002, the growth over the last nine months of 2002 was even higher at 3.6%.

Overall ARPU also increased in Denmark, Switzerland, Belgium and the Netherlands.

Expenditure on subscriber acquisition costs (SACs)(16) reduced by 25% to €1,525 million (2001: €2,033 million) as growth in absolute customer numbers slowed. This equated to 9% of total revenues (13% in 2001). EBITDA pre SACs was €6,671 million, a margin of 43% of recurring network revenues (2001: €5,433 million and a margin of 40%).

The reduction in acquisition costs was slightly offset by an increase in subscriber retention costs (SRCs). These grew to €811 million for the Group (€600 million in 2001), 5% of total revenues (4% in 2001).

Orange France(3)

In 2002, Orange France's total revenues grew 11% to €7,651 million, recurring revenues grew 12% to €6,989 million and EBITDA was up 31% to €2,862 million. This represented an EBITDA margin of 41%, up from 35% in 2001, and beating its 40% target more than a year ahead of schedule.

This margin improvement was helped by a 25% decrease in subscriber acquisition costs to €686 million.

Orange France strengthened its leading market position with an 8% increase in registered customers, finishing the year with over 19.2 million customers and a 50% market share, up from 48% at the end of 2001.

Within this, the contract base increased to 10.7 million, 56% of the total, maintaining Orange France's 50% share of the total French contract market.

Overall churn(18) was 21.6%, with prepay customers showing an increase as inactivity levels and migrations to the "Compte Mobile Orange" (CMO) tariff continued to grow. In the contract segment, churn decreased substantially, to 15.0% (from 18.6% in 2001).

For the first time in France, average usage(17) increased in 2002, from 138 minutes per month in 2001 to 143 minutes, an increase of 3.6%. Orange believes that this will help move Orange France towards the inflection point for average revenues.

Orange France's overall annual average revenue was €377 for 2002 (€392 in 2001), a 3.8% decline, less than half the rate of decline in the previous year.

Orange France's average revenue on the contract base declined from €583 in 2001 to €560 in 2002, principally due to the rapid growth in the number of lower usage CMO customers. While the increasing proportion of CMO customers has a dilutive effect on average contract revenues, they do produce a higher ARPU than prepay customers, and hence contribute to the overall performance.

Average revenue on the Orange France prepay base was €163.

Overall average subscriber acquisition costs were down 6% to €127 and total subscriber acquisition costs fell to €686 million, 9% of total revenues. Combined subscriber acquisition and retention costs fell to €984 million, 13% of total revenues (from 16% in 2001).

Orange UK

During the year, Orange maintained its position as the UK's leading operator, with an active customer base of 13.3 million and an estimated market share of 27.2% at the end of 2002.

This has been achieved despite Orange using the most conservative definition of active prepay customers in the market.

The focus on building customer value has generated a further increase in the proportion of contract customers in the customer base. The contract customer base increased 13% to 4.2 million customers at the year end and contract customers accounted for over half the total growth during the year.

The prepay base increased 5% during the year, to over 9 million customers (2001: 8.6 million).

For the first time ever, Orange UK achieved a consistent increase in annual average customer revenues during the year and is now reaping the benefits of its maturing customer base.

Overall average customer revenues increased 5.7% during 2002, to £259. Within this, the average ARPU for both the contract and prepay bases increased, as did the contribution from both voice usage and non-voice services.

Contract ARPU was £557 for the year (£544 in 2001), while prepay ARPU increased from £121 to £125, having passed inflection after Q1 2002.

The voice element of average revenues increased 2.3% to £222 in 2002, while the contribution from non-voice services increased 32% to £37 in 2002. Non-voice revenues contributed 64% of the growth in overall ARPU.

This supports Orange's belief that future revenue growth will come from increased usage of both traditional voice and new and existing non-voice services.

The result was that Orange UK's total revenues increased 12% to €5,961 million, and its EBITDA grew 41% to €1,801 million, driven by a 16% increase in recurring network revenues to €5,345 million and a 17% decrease in subscriber acquisition costs.

EBITDA margin was 34% of recurring network revenues, substantially higher than the 28% in 2001, putting Orange UK on track to exceed its 2003/2004 target of 35%.

Overall, churn fell to 17.5% (2001: 18.4%), with contract churn at 15.5% and prepay churn at 18.8%.

Average usage rose during the year to 140 minutes per month (from 138 in 2001), with the contract base averaging 326 minutes and the prepay base at 56 minutes per month.

The average cost of acquiring new customers increased to £120 in 2002, reflecting the increased focus on the higher value contract segments. The average contract acquisition cost increased to £254 in 2002 (from £214 in 2001). Orange expects that there will be a strong focus to reduce the level of handset subsidies in the future, and plans a greater targeting of acquisition effort towards higher value customers.

Prepay acquisition costs declined to £14 in 2002, following a reduction in the level of handset subsidies offered, and a higher proportion of SIM-card only connections.

Total spend on subscriber acquisition costs fell from 13% of total revenues in 2001 to 10% (€582 million) in 2002. Subscriber retention costs increased to 7% of total revenues (2001: 6%), slightly lower than the H1 2002 level.

Rest of World

Orange's operations in the Rest of World continued to grow strongly, with every one of its controlled operations contributing positive EBITDA before SACs.

Total revenues in the Rest of World increased 15% to €3,657 million and recurring network revenues grew 13% to €3,258 million.

There was also strong progress in Rest of World profitability. Collectively, the more established businesses in Slovakia, Romania and Belgium achieved a full year EBITDA margin of over 40%, well ahead of their 35% target. Including Egypt for the second half of the year, their collective EBITDA margin was 43%.

Of the developing businesses, Orange Denmark contributed positive EBITDA for the first time, with EBITDA of €12 million, up from negative €60 million in 2001, driven by a successful restructuring and rebranding process.

Dutchtone in the Netherlands also made strong progress, both operationally and financially, reducing its negative EBITDA substantially to just €35 million in 2002 (negative €277 million in 2001). This was also due to a successful restructuring process, with a significant reduction in headcount and improved cost control. Recent surveys (independent "consumentumbond" studies) voted Dutchtone the number one in the market for customer satisfaction and the "best retail experience".

The collective EBITDA margin for all of the Rest of World operations improved from 5.9% in 2001 to 27.0% in 2002.

The Rest of World customer base(6) reached 11.8 million, an increase of 13% during the year.

Overall average customer revenues increased in all of the major operations, with the exception of Romania and Slovakia. Both of these operations had a year of extremely strong customer growth dominated by prepay customers and this had a dilutive effect on overall ARPU.

Overall ARPU increased in Denmark, Switzerland, Belgium and the Netherlands, where it was particularly encouraging with a 23.8% uplift to €333 in 2002.

During the year, Orange entered the Egyptian market with the acquisition of France Telecom's 71.25% stake in MobiNil, in line with the intention expressed at the time of Orange's IPO.

At the end of 2002, Orange announced its withdrawal from the Swedish market. A charge of €252 million relating to the costs of closing the Swedish operation was included in the exceptional items in Orange's 2002 profit and loss account. Earlier in 2002, Orange announced its intention to withdraw from its other green-field 3G operation, MobilCom in Germany.

Orange's latest network, TA Orange in Thailand, was launched on 27 March 2002, with great local awareness and interest, and had already won over 1.3 million customers at 31 December 2002.

Orange also extended its branded presence during the year with the brand successfully rolled out:

  •
  in Slovakia, where Globtel became Orange Slovensko in March,

  •
  in Romania, where MobilRom became Orange Romania in April,

  •
  in the Ivory Coast, where Société Ivorienne de Mobiles became Orange Côte d'Ivoire in May, and

  •
  in Cameroon, where Société Camerounaise de Mobiles became Orange Cameroun in June.

The rebranding process is expected to continue, with Dutchtone (in the Netherlands) and Orange's operations in Botswana becoming Orange in March 2003.

Non-Voice Trends

Revenues from non-voice services grew 51% to €1,666 million, 10.8% of Group recurring network revenues. Orange UK reported the highest percentage, with 14.3% of recurring network revenues coming from non-voice services, followed by Belgium, Switzerland, Denmark and the Netherlands, all of which achieved in excess of 10%.

These results confirm our belief that Orange's operations in mature markets should see 25% of recurring network revenues coming from non-voice services by 2005.

This growth in non-voice revenues has been incremental to continued growth in revenues from traditional voice usage, which grew from €12,533 million in 2001 to €13,822 million in 2002, an increase of over 10%.

Non-voice usage continued to be dominated by person to person short messaging, although there was increasing growth in the usage of location based and other text based services. Orange France's customers sent 2.6 billion messages in 2002, up 69% on 2001. In the UK, Orange's customers sent 4.8 billion billable messages.

In the UK, 45% of prepay customers, and 71% of contract customers were regular SMS ("Short Message Service" or text message) users. In France, almost half of the contract base (46%) and 29% of the prepay base were active SMS users, both reflecting strong growth over 2001. SMS users in France sent an increased number of messages per month in 2002: 37 per month overall (2001: 34), with an average of 40 per month for prepay customers and 36 per month for contract customers. In the UK, active SMS users on contract tariffs sent an average of 64 messages per month in 2002 (2001: 61 messages per month) and active SMS users on prepay tariffs sent an average of 61 messages per month (2001: 56 messages per month).

Orange also saw a strong increase in demand for data services beyond the basic text messaging. By the end of 2002, Orange had over 850,000 OrangeWorld Services users, customers who subscribe to one of our bundled data tariffs or have picture messaging capability. These customers generate higher data ARPU than the average, especially those customers using Orange "signature" devices (handsets with an Orange "look and feel" with Orange-specific applications).

Looking at Orange's most recently launched and sophisticated signature device, for example, early indications are encouraging. Around 40,000 SPV handsets had been sold by the end of January and Orange expects to have shipped twice this amount by the end of March 2003. The next version of the SPV handset is expected to be launched in Q2 2003. SPV customers are taking advantage of the services offered, accessing the internet on average five times a day, with 60% also using their handsets to send and receive emails. When new software was released for the SPV recently, over 72% downloaded it within the first week.

The average data ARPU of an SPV customer today is substantially higher that that of a customer with a "non-signature" camera phone. These are early indications, but they are very encouraging and confirm that there is substantial potential for wirefree data services beyond text messaging.

Group Financial Highlights(1)(2)
(for the twelve months ended 31 December 2002)

•	Customer base (at 31 December 2002)	44.4 million	+9% on 2001
•	Total revenues	€17,085m	+11%
•	EBITDA	€5,146m	+51%
•	EBITDA margin(22)	33%	(2001: 25%)
•	Operating income	€2,782m	+85%
•	Profit before tax, goodwill amortisation and minority interests	€1,910m	+342%
•	Balance sheet strength(14) (at 31 December 2002)	Net debt to EBITDA: 1.14
•	Capital expenditure (excl licences)(13)	€3,282m	–5%
Orange France(3)
•	Customer base(4)	19.2 million	+8%
•	Total revenues	€7,651m	+11%
•	EBITDA	€2,862m	+31%
•	EBITDA margin	41%	(2001: 35%)
•	Operating income	€2,196m	+35%
•	Capital expenditure (excl licences)	€803m	–3%
Orange UK
•	Customer base(5)	13.3 million	+7%
•	Total revenues	€5,961m	+12%
•	EBITDA	€1,801m	+41%
•	EBITDA margin	34%	(2001: 28%)
•	Operating income	€998m	+63%
•	Capital expenditure (excl licences)	€1,145m	–10%
Rest of World
•	Customer base(6)	11.8 million	+13%
•	Total revenues	€3,657m	+15%
•	EBITDA(11)	€880m	+421%
•	EBITDA margin	27%	(2001: 6%)
•	Operating loss	€(2)m	(2001: loss of €499m)
•	Capital expenditure (excl licences)	€1,334m	–2%

	Twelve months ended 31 December
	2002(1)	2001	2001
	(millions of € except data per share)
		Pro forma (unaudited)(2)	Actual
Profit and loss account data
Total revenues
France	7,651	6,876	6,876
UK	5,961	5,337	5,337
Rest of World	3,657	3,184	2,941
Inter-segment eliminations	(184)	(67)	(67)

Total	17,085	15,330	15,087

Cost of sales	(6,200)	(5,879)	(5,815)
Selling, general and administrative costs	(5,715)	(6,009)	(5,942)
Research and development costs	(24)	(42)	(42)
EBITDA
France	2,862	2,185	2,185
UK	1,801	1,277	1,277
Rest of World(11)	880	169	57
Shared Group Functions(11)	(397)	(231)	(231)

Total	5,146	3,400	3,288

Depreciation and amortisation (excluding goodwill amortisation)	(2,364)	(1,898)	(1,848)
Operating income/(loss)
France	2,196	1,624	1,624
UK	998	612	612
Rest of World	(2)	(499)	(561)
Shared Group Functions	(410)	(235)	(235)

Total	2,782	1,502	1,440

Interest expenses, net	(419)	(436)	(420)
Foreign exchange losses	(44)	(18)	(18)
Other non operating expenses, net	(24)	(12)	(12)
Equity in net loss of affiliates (excluding goodwill amortisation)	(385)	(604)	(604)

Profit before income taxes, goodwill amortisation and minority interests	1,910	432	386

Income taxes before exceptional items	(811)	(706)	(684)
Goodwill amortisation	(295)	(562)	(556)
Minority interests	(171)	(49)	(32)

Income/(loss) before exceptional items	633	(885)	(886)
Exceptional items, net of tax	(5,169)	(3,635)	(3,635)

Net loss	(4,536)	(4,520)	(4,521)

Income/(loss) per share before exceptional items (€)(12)	0.13	(0.18)	(0.18)
Net loss per share (basic and diluted) (€)(12)	(0.94)	(0.94)	(0.94)

	Twelve months ended 31 December
	2002(1)	2001(23)
	(millions of €)
Selected cash flow data
Funds generated from operations	4,035	2,448
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences and net of movements in fixed asset creditors)(15)	(3,538)	(3,018)
Increase in UMTS vendor financing	297	234
Purchase of UMTS licences	(35)	(873)
Changes in other operating assets and liabilities	—	208
Securitisation of receivables	582	—

Free cash flow	1,341	(1,001)
Cash paid for investment securities and acquired business, net of cash acquired	(834)	(669)
Proceeds from the sale of investments	8	545

Cash movement in net debt	515	(1,125)
Non cash movement in net debt	(171)	(51)

Total reduction/(increase) in net debt	344	(1,176)

	As at 31 December
	2002(1)	2001(23)
	(millions of €, except net debt to EBITDA ratio)
Selected balance sheet data (at period end)
Long-term assets	23,960	28,198
Shareholders' equity	13,709	18,830
Net debt(14)	5,870	6,214
Net debt to EBITDA ratio	1.14	1.89

	Twelve months ended 31 December
	2002		2001
Operating data
France(3)
Customers (in thousands) (period end)(4)	19,216		17,823

Contract	10,683		9,445
Prepay	8,533		8,378
Recurring network revenues (€ in millions)(7)	6,989		6,234
Equipment revenues (€ in millions)	563		615
Other revenues (€ in millions)	99		27

Total revenues (€ in millions)	7,651		6,876
Annual average revenue per user (€)(9)	377		392
Contract	560		583
Prepay	163		175
Monthly average usage per user (minutes)(17)	143		138
Contract	224		213
Prepay	48		51
Churn (%)(18)	21.6		20.6
Contract (%)	15.0		18.6
Prepay (%)	29.4		23.4
Subscriber acquisition costs per connection (€)(16)	127		135
Contract	198		201
Prepay	55		79
UK
Customers (in thousands) (period end)(5)	13,312		12,387

Contract	4,238		3,761
Prepay	9,074		8,626
Recurring network revenues (€ in millions)	5,345		4,590
Equipment revenues (€ in millions)	611		736
Other revenues (€ in millions)	5		11

Total revenues (€ in millions)	5,961		5,337
Annual average revenue per user (£)(8)	259		245
Contract	557		544
Prepay	125		121
Monthly average usage per user (minutes)	140		138
Contract	326		335
Prepay	56		57
Churn (%)	17.5		18.4
Contract underlying (including migrations) (%)	15.5	(23.1)	15.2	(26.3)
Prepay (%)	18.8		19.7
Subscriber acquisition costs per connection (£)	120		100
Contract	254		214
Prepay	14		41

Rest of World Data

The number of customers, total revenues, EBITDA and ARPU for our principal subsidiaries included in the Rest of World segment for the twelve months ended 31 December 2002 and 2001 are set out in the table below:

	Twelve months ended 31 December
	2002(1)		2001
			Pro forma (unaudited)(2)
The Netherlands—Dutchtone
Customers (in thousands) (period end)	1,024		1,114
Total revenues (€ in millions)	400		363
EBITDA (€ in millions)	(35)		(277)
Annual rolling ARPU (€)	333		269
Slovakia—Orange Slovensko
Customers (in thousands) (period end)	1,713		1,205
Total revenues (€ in millions)	315		235
EBITDA (€ in millions)	129		82
Annual rolling ARPU (€)	198		242
Denmark—Orange Denmark
Customers (in thousands) (period end)	509		600
Total revenues (€ in millions)	241		194
EBITDA (€ in millions)	12		(60)
Annual rolling ARPU (€)	339	(20)	259
Romania—Orange Romania
Customers (in thousands) (period end)	2,211		1,637
Total revenues (€ in millions)	393		378
EBITDA (€ in millions)	184		197
Annual rolling ARPU (€)	202		265
Belgium—Mobistar
Customers (in thousands) (period end)(19)	2,305		2,547
Total revenues (€ in millions)(19)	1,004		881
EBITDA (€ in millions)	317		153
Annual rolling ARPU (€)	402		395
Switzerland—Orange Communications
Customers (in thousands) (period end)	963		925
Total revenues (€ in millions)	694		587
EBITDA (€ in millions)	55		7
Annual rolling ARPU (€)	721	(21)	618
Egypt—MobiNil
Customers (in thousands) (period end)	1,626		1,449
Total revenues (€ in millions)	247		243
EBITDA (€ in millions)	142		112
Annual rolling ARPU (€)	281		324
Other Rest of World
Customers (in thousands) (period end)	1,488		1,033
Total revenues (€ in millions)	363		303
EBITDA (€ in millions)(11)	76		(45)
Total Rest of World
Customers (in thousands) (period end)(6)	11,839		10,510
Total revenues (€ in millions)	3,657		3,184
EBITDA (€ in millions)(11)	880		169

Notes

(1)	Basis of preparation:
With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.
(2)	Pro forma information:

Inclusion of MobiNil in 2001 financial and operating data
In order to permit a more meaningful comparison of our 2002 performance against 2001, all references or comparisons to profit and loss account data, capital expenditure (excluding licences) and selected operating data (customers and annual rolling ARPU) in respect of the year ended 31 December 2001 relate to pro forma information prepared as if MobiNil had been part of our Group over the period 1 July 2001 to 31 December 2001.
(3)	Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.
(4)	Registered customer base.
(5)	Active customer base.
(6)
Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as Wind or TA Orange, and customers from our service provider subsidiaries, such as our former UK service provider, are not included.
(7)	Recurring network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.
(8)
Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.
(9)
Annual average revenue per user ("ARPU") is calculated by dividing network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.
(10)
Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative indicator of our operating performance to operating income or income for the year. Similarly, EBITDA should not be considered as an alternative measure of liquidity to cash flows from operating activities. EBITDA is not a measure of financial performance under French, UK or US GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.
(11)
Shared group functions includes group overheads and other common expenses as well as OrangeWorld. Previously, OrangeWorld was included in the Rest of World segment. 2001 segmental EBITDA and operating loss have been restated accordingly.
(12)	Data per share is calculated using a weighted average number of shares in issue of 4,814,563,169 in 2002.
(13)
Capital expenditure excluding licences comprises tangible fixed asset additions (amounting to €3,290 million in 2002, compared to €3,381 million in 2001), excluding finance leases (amounting to €27 million in 2002, compared to nil in 2001), plus intangible fixed asset additions, excluding UMTS and GSM licences (amounting to €19 million in 2002 compared to €78 million in 2001).
(14)
Net debt at 31 December 2002 and 2001 excludes vendor financing of €531 million and €234 million respectively. Net debt at 31 December 2002 is shown net of marketable securities amounting to €4 million.
(15)	Movements in fixed asset creditors resulted in a cash outflow of €204 million in 2002 and a cash inflow of €338 million in 2001.

(16)
Subscriber acquisition costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses" and are expensed as incurred. Subscriber acquisition costs are analysed separately by subtracting the revenue received from handset sales from the total cost of handsets included in "Cost of sales". This amount is added to the commissions paid to distributors which are included in "Selling, general and administrative expenses". To calculate annual average subscriber acquisition costs, the total for a 12 month period is divided by the total number of connections (including in the United Kingdom connections of prepaid upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections for the 12 month period. Subscriber acquisition costs are quoted on a per connection basis.
(17)
Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.
(18)
Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:
•
For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
•
For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
(19)	Mobistar's customer and revenue numbers as reported by Orange differ from those reported by Mobistar as follows:
•	Customers:
At the end of 2001, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's 2002 customer base excludes inactive prepay customers and suspended contract customers. On a like-for-like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's 2001 customer base would have been 2,164k customers.
•	Revenues:
The revenues reported by Orange for Mobistar include intra-group billings, which are excluded from Mobistar's own reported revenues. In 2001, Mobistar's reported revenues were €866 million, which excluded €15 million of intra-group billings and other revenues included in the €881 million revenue reported by Orange for Mobistar. In 2002, Mobistar reported revenues of €998 million, which exclude €6 million of intra-group billings included in Orange's total revenues for Mobistar of €1,004 million.
(20)	Denmark's ARPU was calculated on an active basis for the first time in 2002. Calculated on a like for like basis with 2001, ARPU in 2002 would have been €293.
(21)	Switzerland's ARPU was calculated on an active basis for the first time in 2002. Calculated on a like for like basis with 2001, ARPU in 2002 would have been €633.
(22)	EBITDA margin calculated as a percentage of recurring network revenues.
(23)	2001 figures as previously reported (excluding Egypt).
(24)
In order to exclude the impact of fluctuations in foreign exchange rates on underlying performance, the following financial data reported in 2001 has been recalculated for illustrative purposes only using 2002 foreign exchange rates (in addition to the inclusion of MobiNil for the 6 month period ended 31 December 2001 per note 2 above):
	2001 pro forma €m (reported rates)	2001 pro forma €m (constant rates)
Total revenues	15,330	15,227
Recurring network revenues	13,636	13,545
EBITDA	3,400	3,371
Operating income	1,502	1,491
Capital expenditure (excluding licences)	3,459	3,430

This press release contains "forward-looking statements" about Orange. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, technology and market conditions. Although Orange believes its expectations are based on reasonable assumptions, these forward looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of its strategic review programme (TOP), Orange's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, wirefree telecommunications usage levels, the effect and outcome of UMTS licensing, roll-out and performance, exchange rate fluctuation and market regulatory factors. The forward-looking statements in this press release are only valid until the date of this document and Orange does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 5TH MARCH 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAlister Director

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SIGNATURES